                        EXECUTIVE COMPENSATION

REPORT OF THE COMPENSATION, BENEFITS AND STOCK OPTION COMMITTEE

    The Committee is composed of three independent non-employee directors. The Committee is responsible for setting and administering senior executive officer salaries, annual bonus, and incentive stock option grants; and, reviewing employee benefit plans generally.

COMPENSATION POLICY

    Bancshares' compensation programs are designed to link executives' compensation to the performance of Bancshares and provide competitive compensation for executives with regard to similar companies of similar performance levels. The compensation program includes a blend of annual cash compensation, including incentive awards, and equity-based incentives, all under a policy that a substantial part of overall compensation for senior management should be at risk, based on Bancshares' performance.

    Bancshares' executive officer compensation, as with other members of senior management, consists of two primary elements: (1) an annual component comprised of base salary and annual incentive bonus and (2) a longer-term component comprised of stock option incentives.

(1) ANNUAL COMPONENT: BASE SALARY AND ANNUAL BONUS

    Base salaries for executive officers are initially determined by evaluating the responsibilities of the position held and the experience of the individual, and by reference to the competitive market place for executive talent, including a comparison to base salaries for comparable positions at other companies. Annual salary adjustments are determined by evaluating the performance of Bancshares and of each executive officer, and also take into account new responsibilities, if any. The Committee, where appropriate, also considers non-financial performance measures. To assist the Committee, each officer's performance is evaluated annually by his or her immediate supervisor.

    Bancshares' executive officers are eligible for annual cash bonuses under Bancshares' bonus plan for certain key supervisor and management personnel. Under such plan, the Committee establishes bonuses as a percentage of base salary to be paid if and to the extent the annual projections and objectives for net earnings are met or exceeded. The Committee believes that for a bonus program to be effective, it must be easily understood so that managers clearly understand what the rewards are and what they must do to earn them. The concept underlying the bonus plan is to link a significant part of compensation to the performance of Bancshares. Under the plan Bancshares must produce a pre-established level of income before any performance awards are paid. The plan is designed to challenge management to achieve levels of performance significantly higher than the Company's peer group.

(2) LONG-TERM COMPONENT: STOCK OPTIONS

    The Committee believes that significant equity interest in Bancshares held by Bancshares' management aligns the interests of management with the interests of shareholders. To align shareholders' and executive officers' interests, Bancshares' long-term compensation plan uses stock option grants whose value is related to the value of Bancshares' common shares. Grants of stock options are made under Bancshares' stock option plans which are approved by the shareholders and are described more fully in this Exhibit. Stock options are granted annually to executive officers also in numbers based on their position in management, their current level of responsibility, and their performance during the prior year. Stock options provide incentive for the creation of shareholder value over the long term since the full benefit of the compensation package cannot be realized unless an appreciation in the price of Bancshares' common shares occurs over a specified number of years. Long-term stock option incentives are used to retain and reward senior management who have demonstrated the ability over time to achieve superior results related to peer groups (and consistent with the Bancshares' overall mission statement and strategic plan) and who through their position of authority and responsibility demonstrate success in enhancing shareholder value.

CONCLUSION

    Through the programs described above, a significant portion of Bancshares' executive compensation is linked to individual and corporate performance. The Committee intends to continue the policy of linking executive compensation to corporate performance while recognizing the desirability to retain superior executives, the goal of achieving both long-term objectives as well as short-term objectives, and recognizing that many external factors can affect corporate performance which may result in imbalances, for a particular time period.

CEO COMPENSATION

    During 1996, Bancshares' most highly compensated executive officer was John Dubinsky, President and Chief Executive Officer. Mr. Dubinsky's 1996 performance was reviewed by the Committee which approved, on behalf of the Board of Directors, the annual component of base salary and annual bonus and the long-term component of stock options. The actions were based on the following considerations.

    Bancshares reported record profits for the sixth consecutive year, as more fully described in the 1996 Annual Report to Shareholders. Bancshares not only achieved its performance goals for 1996, but surpassed the established objectives by attaining an increase of 11.6% in consolidated net income and an increase of 11.6% in fully diluted earnings per share over 1995. In 1996, Bancshares' return on realized equity of 18.66% and return on assets of 1.79% were among the best for similar banks in the country. Bancshares' strong profits in 1996, as well as in past years, have in turn increased shareholder value significantly. That value has been reflected in the market value of Bancshares' stock, increasing during 1996 approximately 25.8% following a 42.2% increase in 1995. Total return to Bancshares' shareholders over the last five years has averaged 28.94% on an annual compounded basis.

    In addition to overall company performance the committee reviewed various Peer Group Comparisons on Bank CEO Compensation prepared by SNL Securities L.P. arranged by asset size, region, and performance levels of return on assets, all of which review led the Committee to conclude that 1996 compensation levels, and those approved for 1997, are within the middle percentile range for comparable companies by size and performance.

    The Committee also reviewed Mr. Dubinsky's performance as the leader of the management team and took particular note of the management team's budgeting and strategic planning, its leadership role in achieving diversity within the company, its management development program, and its maintaining a consistent, growing earnings stream, among others.

    The Committee has concluded that Mr. Dubinsky's performance warrants the compensation for 1996 as reflected in the Summary Compensation Table.

    COMPENSATION, BENEFITS AND STOCK OPTION COMMITTEE

    B.D. Hunter, Committee Chairman
    Robert J. Baudendistel
    Michael M. McCarthy
    January 31, 1997

                                      SUMMARY COMPENSATION TABLE

                                                                                          LONG-TERM
                                                                                         COMPENSATION
                                                       ANNUAL COMPENSATION                  AWARDS
                                        ----------------------------------------------   ------------
                                                                             OTHER                       ALL OTHER
                                                                             ANNUAL                       COMPEN-
             NAME AND                                                        COMPEN-       OPTIONS        SATION
     PRINCIPAL POSITION <F1>            YEAR       SALARY ($)    BONUS ($)  SATION<F2>     (#)<F3>        ($)<F4>
     -----------------------            ----       ----------    ---------  ----------     -------       ---------

John P. Dubinsky                        1996         432,889      220,269        0          30,000         3,750
President & Chief                       1995         410,285      207,836        0          27,500         3,750
Executive Officer                       1994         389,869      178,213        0          25,000         3,750

Alvin Siteman                           1996         396,604      218,132        0          30,000         3,750
Chairman                                1995         374,184      205,801        0          27,500         3,750
                                        1994         354,046      176,501        0          25,000         3,750

Peter F. Benoist                        1996         310,583      150,952        0          22,000         3,393
Executive Vice                          1995         296,224      143,054        0          20,000         3,300
President                               1994         281,460      122,667        0          18,000         3,300

W. Thomas Reeves                        1996         231,650      116,836        0          14,500         3,750
Senior Vice President                   1995         219,655      110,239        0          13,200         3,750
                                        1994         209,457       94,596        0          12,000         3,750

Robert F. Borchert                      1996         247,280       97,039        0          13,700         3,750
Chairman & Chief                        1995         244,619       88,211        0          13,200         3,750
Executive Officer                       1994         233,359       81,906        0          12,000         3,157
Mark Twain Bank

-------

<F1> Includes the President and Chief Executive Officer and the four other most highly compensated Executive Officers.

<F2> See "Personal Benefits" below.

<F3> See "Stock Option Plans" and two tables concerning options below.

<F4> See "Mark Twain Savings Challenge Plan" below.

               COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN<F*>

      Among Mark Twain Bancshares, Inc., S&P 500 Index, NASD Stock Index and SNL Securities $1-$5 Billion Bank Stock Index


                               [GRAPH]

                                                           INVESTMENT VALUES<F*> AT DECEMBER 31
                                               -----------------------------------------------------------
                                               1991       1992       1993       1994       1995       1996
                                               ----       ----       ----       ----       ----       ----
Mark Twain Bancshares                         100.00     144.23     164.66     187.71     276.26     358.96
S&P 500 Index                                 100.00     107.62     118.47     120.03     165.13     202.89
NASD Stock Index                              100.00     116.38     133.60     130.59     184.68     227.16
SNL $1B - $5B Bank Index                      100.00     144.84     174.08     183.28     246.47     319.51

-------
<F*>The graph and table above show the values of $100 invested on December 31,
    1991 in Bancshares' Common Stock, the S&P 500 Index, the NASD Stock Index and the SNL Securities $1-$5 Billion Bank Stock Index, assuming reinvestment of all dividends.

    The SNL Securities $1-$5 Billion Bank Stock Index reflects the performance of over 100 publicly traded financial institutions having gross assets of $1-$5 billion.

                                              OPTIONS GRANTED IN 1996
                                          INDIVIDUAL GRANTS
              ---------------------------------------------------------------------------
                                                 PERCENT OF                                  POTENTIAL REALIZABLE VALUE AT
                                                TOTAL OPTIONS                                   ASSUMED ANNUAL RATES OF
                                                 GRANTED TO                                   STOCK PRICE APPRECIATION FOR
                                                EMPLOYEES IN     EXERCISE                           OPTION TERM<F1>
                                    OPTIONS      FISCAL YEAR      PRICE        EXPIRATION    -----------------------------
              NAME                GRANTED (#)       <F2>          ($/SH)          DATE             5%             10%
              ----                -----------   -------------    --------      ----------    --------------  -------------

John Dubinsky, CEO..............     30,000          11.0%        $38.19     January, 2001     $  316,500      $  699,600

Alvin Siteman...................     30,000          11.0%         42.03     January, 2001        201,300         584,400

Peter F. Benoist................     22,000           8.0%         38.19     January, 2001        232,100         513,040

W. Thomas Reeves................     14,500           5.3%         38.19     January, 2001        152,975         338,140

Robert F. Borchert..............     13,700           5.0%         38.19     January, 2001        144,535         319,484

--------

<F1> The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the SEC and therefore are not intended to forecast possible future appreciation of Bancshares stock. Bancshares did not use an alternative formula for a grant date valuation, as Bancshares is not aware of any formula which will determine with reasonable accuracy a present value based on future unknown or volatile factors. The assumed annual rates of appreciation of five and ten percent would result in the price of Bancshares' stock increasing to $48.74 and $61.51, respectively.

<F2> This column will not total 100% as employees other than those named in the
     Summary Compensation Table received Options during the year.

<F3> See "Stock Option Plans" for additional information.

                                 AGGREGATED OPTION EXERCISES IN 1996 AND 1996
                                           YEAR-END OPTION VALUES
                                                                                   NUMBER OF         VALUE OF UNEXERCISED
                                                                                  UNEXERCISED        IN-THE-MONEY OPTIONS
                                                                               OPTIONS AT FISCAL      AT FISCAL YEAR END
                                                                                   YEAR-END                  ($)
                                                                   VALUE       -----------------     --------------------
                                               SHARES ACQUIRED    REALIZED      EXERCISABLE (E)      EXERCISABLE (E) <F2>
                    NAME                         ON EXERCISE        <F1>       UNEXERCISABLE (U)      UNEXERCISABLE (U)
                    ----                       ---------------    --------     -----------------     --------------------
John Dubinsky, CEO...........................      6,741          $147,150         33,634(E)            $  810,352(E)
                                                                                   67,625(U)            $1,146,588(U)

Alvin Siteman................................      5,065          $ 91,423         31,560(E)            $  674,146(E)
                                                                                   67,625(U)            $  933,027(U)

Peter F. Benoist.............................          0          $      0         37,250(E)            $  988,294(E)
                                                                                   49,750(U)            $  846,098(U)

W. Thomas Reeves.............................      3,675          $113,988         22,500(E)            $  582,977(E)
                                                                                   33,025(U)            $  563,527(U)

Robert F. Borchert...........................      2,500          $ 76,871         24,800(E)            $  662,410(E)
                                                                                   31,850(U)            $  545,539(U)

--------

<F1> Values realized are calculated by subtracting the exercise price from the fair market value of the stock on each exercise date.

<F2> Year-end values of unexercised options are calculated by subtracting the exercise price from the fair market value of Bancshares' stock as of the fiscal year end ($48.4375, the average of the high and low prices quoted for December 31, 1996).

RETIREMENT PLANS

    Effective January 1, 1989, Bancshares established a Defined Benefit Pension Plan covering all eligible officers and employees of Bancshares and its subsidiaries. All officers and employees participate in the Pension Plan upon the completion of one year of service and the attainment of age 21.

    Under the Pension Plan, eligible employees receive annual retirement benefits based on the average of the highest five consecutive calendar years of compensation during the ten-year period ending on the normal retirement date or termination of employment.

    Benefits under the Pension Plan are computed on the basis of 0.9% of average compensation up to Covered Compensation wage base (the 35-year average of Social Security wage bases ending in the year Social Security retirement age is attained) plus 1.5% of average compensation over Covered Compensation wage base, times benefit service up to 30 years. Federal tax law limits the benefit payable under the Pension Plan.

    In 1983, Bancshares established an Executive Benefit Plan, as an amendment and restatement of an Officers' Benefit Plan established in 1978. The Executive Plan is an unfunded plan which provides for payments to participating officers and employees on retirement or other termination of employment, and which supplements the Pension Plan. In order to participate, an employee must have been employed by Bancshares for ten years and must earn base pay at least equal to Social Security Taxable Wage Base for the year for which the employee becomes a participant. The Executive Benefit Plan operated until January 1, 1989 as the sole retirement plan of the Company. This Plan was phased out when the Pension Plan was adopted on January 1, 1989, although those covered under the Plan as of that date continue to be so covered.

    The annual benefit payable under the Executive Benefit Plan is 25% of the average annual compensation for the five highest years of compensation, increased for each year of employment in excess of ten years, up to a maximum of 50% for employees with more than 25 years service; but the benefit is reduced by any benefits payable under the Pension Plan.

    The Executive Benefit Plan provides for a normal retirement date at age 65, and employees who retire on or after that age are entitled to receive the full accrued benefit. Employees who retire after age 55 with 15 years service with the consent of Bancshares, and employees who retire with 20 years service, are entitled to the full accrued benefit, actuarily reduced if retirement occurs prior to age 65. The normal method of payment of benefits is the payment of the basic annual benefit in equal monthly installments over the participant's lifetime, with a minimum of 120 months guaranteed. Benefits are fully vested on death or disability, and are vested on other termination of employment based on length of service. Participants must refrain from competing with Bancshares until at least three years after termination of employment in order to be eligible to continue to receive payments under the Executive Plan.

                                       PENSION PLAN TABLE
                                                                 YEARS OF CREDITED SERVICE
                                                       ----------------------------------------------
REMUNERATION                                             15          20          25        30 OR MORE
------------                                           -------     -------     -------     ----------

  $150,000..........................................    45,000      60,000      75,000        75,000

   300,000..........................................    90,000     120,000     150,000       150,000

   400,000..........................................   120,000     160,000     200,000       200,000

   450,000..........................................   135,000     180,000     225,000       225,000

   600,000..........................................   180,000     240,000     300,000       300,000

   750,000..........................................   225,000     300,000     375,000       375,000

    The table above presents annual combined retirement benefits payable under the Pension and Executive Benefit Plans, based upon various assumed final average salaries and years of credited service for a person reaching age 65 in 1995 with benefits computed on a straight life annuity basis (with 10 years guaranteed). Amounts shown reflect the actual benefit under the Plan. There is no Social Security benefit offset. "Remuneration" is the average annual compensation for the highest five years of compensation as described above for each plan. The compensation used by Bancshares to compute the benefit under the Pension Plan includes 100% of base salary, 100% of the first $25,000 of variable compensation and 50% of variable compensation over $25,000.

    The credited service under the Pension and Executive Benefit Plans for each of the individuals named in the Summary Compensation Table are as follows:
Alvin Siteman, 24 years (by separate agreement, Mr. Siteman is to be credited with 25 years upon termination of employment with Bancshares); John Dubinsky, 29 years; Peter F. Benoist, 20 years; W. Thomas Reeves, 16 years; and Robert F. Borchert, 24 years. Remuneration covered by the Plan is included in the Summary Compensation Table.

MARK TWAIN SAVINGS CHALLENGE PLAN

    Bancshares has an employee benefit plan under Section 401(k) of the Internal Revenue Code. The Plan allows employees to contribute up to 9-15% of their base pay of which 50% of the amount up to 5% of base pay is matched by Bancshares. Employees may elect to have their contributions invested in Bancshares Common Stock; an equity mutual fund and a balanced fund, both managed by Mark Twain Bank Trust Division; and a pooled GIC fund, a managed small to midsized stock fund, and a managed small to midsized balanced fund, all of which are managed in whole or part by non-affiliated companies. All company matching contributions are contributed or invested in Mark Twain Common Stock. All common stock held by the Trustee (Mark Twain Bank Trust Division) is voted as directed by the respective participants to the extent vested, and otherwise by the Board of Directors. At December 31, 1996, there were 519,613 shares held by the Trustee. The amounts contributed by Bancshares to the persons listed in the Summary Compensation Table includes $3,750 for Alvin Siteman, $3,750 for John Dubinsky, $3,393 for Peter F. Benoist, $3,750 for W. Thomas Reeves and $3,750 for Robert F. Borchert.

PERSONAL BENEFITS

    After inquiry, Bancshares has concluded that the aggregate amounts of personal benefits which cannot be specifically or precisely ascertained do not in any event exceed $15,000 as to each individual named in the Summary Compensation Table above and has concluded that the information set forth in the table is not rendered materially misleading by virtue of the omission of the value of such personal benefits.

EXECUTIVE EMPLOYMENT AGREEMENTS

    Bancshares has entered into employment and compensation agreements with certain of its officers and directors. The basic purpose of these agreements is to provide a commitment to Bancshares from its key executives, and a reciprocal commitment to each of them from Bancshares. The

Board believes that the agreements will have the effect of providing Bancshares with greater continuity of management by giving key personnel incentives to remain with Bancshares, as well as disincentives to leaving.

    The standard agreements provide that each covered employee's base salary and incentive compensation (including bonus) will be determined each year by the Board of Directors or its delegatee. The standard agreements are for initial terms ranging from twelve to twenty-four months. Messrs. Dubinsky, Siteman, Benoist, Reeves, and Borchert each have standard agreements with initial terms of twenty-four months which began in 1995. The initial term normally is extended automatically for successive twelve month periods, with a maximum term of five years. Each standard agreement contains covenants not to compete or engage in activities which would be detrimental to Bancshares or its subsidiaries, which covenants survive termination.

    Each standard agreement is subject to: (i) termination by Bancshares or the employee upon at least twelve months' notice, except that the initial term cannot be shortened by giving this notice; (ii) termination by Bancshares without cause (as provided in the agreement); (iii) termination by the employee in response to certain actions by Bancshares affecting the employee's position or geographic location; (iv) termination by the employee for other reasons; (v) termination by Bancshares for cause; and (vi) termination upon the employee's death. If terminated by Bancshares under clause (i), the employee would receive whatever standard severance benefit Bancshares is paying at that time upon execution of Bancshares' standard severance agreement then being used. If terminated under clauses (ii) or (iii) in accordance with the terms of the agreement, the employee would be entitled, upon execution of Bancshares' standard severance agreement, to receive each month for a period equal to the initial term a special monthly severance benefit based generally upon the employee's average salary and regular incentive compensation paid during the preceding three years. If terminated under clauses (iv), (v), or (vi), no severance benefit would be payable.

STOCK OPTION PLANS

    Bancshares has three plans providing for the grant of stock options (the "Option Plans"). The 1983 Incentive Stock Option Plan ("1983 Plan") was adopted and approved by shareholders in 1983, and expired in 1993 with some grants outstanding. The 1992 Stock Option Plan (the "1992 Plan") was adopted and approved by shareholders in 1992, and will expire on January 21, 2002. The 1995 Stock Option Plan (the "1995 Plan") was adopted and approved by shareholders in 1995, and will expire on January 15, 2005.

    The 1983 Plan authorized the grant of incentive stock options, as defined by federal tax law ("ISOs"). The 1992 and 1995 Plans authorize the grant of ISOs and non-qualified stock options ("NQSOs"). Up to 675,000 shares of Bancshares Common Stock may be issued under the 1992 Plan, and up to 900,000 shares may be issued under the 1995 Plan. Appropriate adjustments in the number of shares available under the Option Plans and in the terms of outstanding ISO and NQSOs ("options") are required for stock splits and similar events.

    Approximately 41 officers and management and supervisory employees of Bancshares and its subsidiaries are eligible to receive options under the Option Plans. Non-employee directors are ineligible for any option grant under any Plan.

    The Option Plans are administered by the Board's Compensation, Benefits and Stock Option Committee, which consists entirely of non-employee directors. Within the limits of each Plan, the Committee determines when and to whom options are granted, the number of shares subject to each option, each option's price and duration, when options become exercisable, whether the option is an ISO or NQSO, and other terms and conditions which the Committee deems appropriate. The 1992 and 1995 Plans impose a five-year limit on all options granted under them. All options granted to date under all plans become exercisable in four equal annual installments, beginning one year after grant; all outstanding options terminate five years after grant. All options reported in the table entitled "Option Grants in 1996" above were granted on January
12, 1996.

    The option price of options cannot be less than 100% of the market value of Bancshares Common Stock on the grant date (110% in the case of ISOs granted to a 10% stockholder). Optionees may pay the option price in cash or Bancshares Common Stock. Bancshares may loan the option price to optionees to the extent allowed by law. The Committee permits required withholding taxes to be paid with Common Stock, including stock otherwise issuable in connection with an option exercise.

    The Committee may accelerate the exercisability of options at any time. All Option Plans provide for automatic acceleration upon death or disability of an optionee, or upon the occurrence of certain takeover events relating to Bancshares. Options may be forfeited if the optionee terminates employment within two years of grant or is dismissed at any time. Options (and any stock or other benefits derived from options) may be forfeited if the optionee competes with, or acts in any manner inimical to the best interests of, Bancshares and its subsidiaries. In addition, optionees must expressly covenant not to compete with Bancshares and its subsidiaries during the term of their employment and for three years thereafter.

    The Option Plans may be amended by the Board of Directors at any time. Under the 1992 and 1995 Plans, certain amendments which increase the number of authorized shares or change the class of eligible employees must be approved by Bancshares' shareholders.